SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period July 21, 2008

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period June 11, 2008 to July 21, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	22 July, 2008

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2008 – 28AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary

20 June 2008

Alumina Limited
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel	+61 (0)3 8699 2600
Fax	+61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Andrew BEVAN

Date of appointment	16 June 2008

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

Fully paid Alumina Limited ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.	17,249 ordinary fully paid shares

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	NIL

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John MARLAY

Date of last notice	31 January 2008

Date that director ceased to be director	16 June 2008

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Fully paid Alumina Limited ordinary shares held by the John and Judith Marlay Superannuation Fund of which Mr Marlay is a beneficiary.	48,000 fully paid ordinary shares

Fully paid Alumina Limited ordinary shares under the Alumina Employee Share Plan	50,338 fully paid ordinary shares

Fully paid ordinary shares in Alumina Limited not vested and indirectly held, subject to future performance testing under the Alumina Employee Share Plan.	104,274 fully paid ordinary shares

Part 3 – Director’s interests in contracts

Detail of contract	NIL

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2008 – 29AWC

Attached is a copy of a statement by Alcoa Inc announcing Alcoa World Alumina & Chemicals and Vietnam National Coal – Mineral Industries Group will conduct detailed studies on two bauxite mining and alumina refinery projects in the Dak Nong Province of Vietnam.

Alcoa World Alumina & Chemicals is a global joint venture between Alumina Limited and Alcoa.

/s/ Stephen Foster
Stephen Foster
Company Secretary

25 June 2008

Alumina Limited
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel	+61 (0)3 8699 2600
Fax	+61 (0)3 8699 2699
Email info@aluminalimited.com

Alcoa Announces Cooperation Agreement with Vietnam on Development of Bauxite Mining and Alumina Refineries

WASHINGTON—(BUSINESS WIRE)—Alcoa (NYSE:AA) today announced the signing of a Cooperation Agreement with Vietnam’s premier minerals development company, Vietnam National Coal-Mineral Industries Group (Vinacomin), for cooperation in development of the aluminum industry in Vietnam.

Under the agreement, Alcoa World Alumina and Chemicals (AWAC) – a global alliance between Alcoa and Alumina Ltd, with Alcoa holding 60 percent — will conduct due diligence, on the acquisition of a 40 percent interest in the 600,000 metric tons per year Nhan Co alumina refinery that is to be constructed in Dak Nong Province in Vietnam’s Central Highlands, based on access to extensive reserves of high quality bauxite. If the transaction proceeds, the shareholding in the Joint Stock Company that owns the Nhan Co bauxite mine and alumina refinery will be Vinacomin 51%, AWAC 40% and other investors 9%.

In addition the parties have agreed to conduct a joint feasibility study on the Gia Nghia bauxite mine and alumina refinery project, also located in Dak Nong province, with first stage capacity expected to be between 1.0 and 1.5 million metric tons of alumina per year.

The agreement follows the recent permission granted to Vinacomin by the Government of Vietnam to establish Joint Stock Companies with foreign partners holding a maximum of 40 percent. Vinacomin is a state-owned company with a leading role in the development of Vietnam’s mineral resources.

In signing the Cooperation Agreement in presence of Vietnamese Prime Minister, His Excellency Mr Nguyen Tan Dung and US Secretary of Commerce Carlos Guiterrez, Alcoa Executive Vice President and President Alcoa Global Primary Products, Bernt Reitan, paid tribute to the role played by the governments of Vietnam and the United States in creating an environment of friendly cooperation between the two countries, and facilitating the engagement between the two companies, which began in 2006.

“Alcoa is delighted to be invited to participate in the development of the Vietnamese economy and particularly to be engaged in prospective development within the Central Highlands,” said Alcoa’s Reitan.

“Combining Vinacomin’s local knowledge and proven capacity for successful development of Vietnam’s mineral resources with Alcoa’s world-best alumina refining technology, operating practices, and sustainable development philosophy, and our firm commitment to education, training, and recruitment of local employees, creates an exceptionally strong partnership, capable of serving the interests of the Vietnamese people and those of Alcoa for generations to come,” Reitan added.

AWAC and Vinacomin will now embark on detailed studies with a view to completing definitive costs and definitive investment agreements as quickly as possible.

Alcoa is the world leader in the production and management of primary aluminum, fabricated aluminum and alumina combined, through its active and growing participation in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components including flat-rolled products, hard alloy extrusions, and forgings, Alcoa also markets Alcoa® wheels, fastening systems, precision and investment castings, and building systems. The Company has 97,000 employees in 34 countries and has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland. More information can be found at www.alcoa.com.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 30AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary

Alumina Limited
27 June 2008
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Rule 3.19A.3

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Marshall Morley

Date of last notice	18 February 2008

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a

Direct or indirect company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by The Morley Superannuation Fund of which Mr Morley is a beneficiary

Date of change	24 June 2008

No. of securities held prior to change	428,195 fully paid ordinary shares in Alumina Limited.

Number acquired

+ See chapter 19 for defined terms.

Appendix 3Z Page 12

Appendix 3Z

Final Director’s Interest Notice

Number disposed

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.98 per share

No. of securities held after change	428,195 fully paid ordinary shares in Alumina Limited.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	June 2008 Mr Morley transferred 30,120 shares in Alumina Limited into The Morley Superannuation Fund. Mr Morley is a beneficiary of the Fund.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

+ See chapter 19 for defined terms.

Appendix 3Z Page 13

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Marshall Morley

Date of last notice	18 February 2008

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a

Direct or indirect company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by The Morley Superannuation Fund of which Mr Morley is a beneficiary

Date of change	24 June 2008

No. of securities held prior to change	428,195 fully paid ordinary shares in Alumina Limited.

Number acquired

Number disposed

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.98 per share

+ See chapter 19 for defined terms.

Appendix 3Z Page 14

Appendix 3Z

Final Director’s Interest Notice

No. of securities held after change	428,195 fully paid ordinary shares in Alumina Limited.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	June 2008 Mr Morley transferred 30,120 shares in Alumina Limited into The Morley Superannuation Fund. Mr Morley is a beneficiary of the Fund.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

+ See chapter 19 for defined terms.

Appendix 3Z Page 15

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 31AWC

Alumina Limited previously advised on 11 June 2008 the financial impact to Alumina Limited’s underlying earnings for June 2008 arising from the shutdown of the Varanus Island gas supplies, was estimated to be A$12-17 million (after tax). The Company now confirms that the actual impact from the gas supply disruption on underlying earnings for June 2008 was A$7 million (after tax).

The impact for Alumina Limited’s underlying earnings for the third quarter of 2008 is now estimated to be A$31 million after tax. This estimate is dependent on gas supplies being restored by mid August 2008 and excludes a future insurance reimbursement for the increased costs and lost revenues. Alcoa World Alumina & Chemicals is working with its insurers to determine the recoverable amounts for the increased costs and lost revenues, and will net these reimbursements against any costs in future quarters.

Alumina Limited’s 2008 half year results will be released on 31 July.

For media enquiries, please contact Ken Dean on 0400 131 937.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007.

Alumina Limited
ABN 85 004 820 419

/s/ Stephen Foster	GPO Box 5411
Stephen Foster Company Secretary	Melbourne Vic 3001 Australia

Level 12 IBM Centre
10 July 2008	60 City Road
Southbank Vic 3006
Australia

	Tel	+61 (0)3 8699 2600
	Fax	+61 (0)3 8699 2699
	Email	info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 32AWC

Alumina Limited today announced Alcoa World Alumina and Chemicals’ ( AWAC ) revision to the current estimate for the AWAC Joint Venture’s investment in the expansion of the Alumar alumina refinery at Sao Luis, and development of the AWAC bauxite mine at Juruti, both in Brazil. Alumina Limited has a 40% interest in AWAC.

Alumar Refinery

AWAC has a 54% interest in the 2.1 million tonne per year (mtpy) expansion of the Alumar refinery which will increase the refinery’s total capacity to approximately 3.5 mtpy.

The estimated cost of AWAC’s 54% investment in the expansion of the refinery is expected to increase from the USD 1.3 billion previously advised in January 2008 to USD 1.62 billion, reflecting the continuing appreciation of the Brazilian Real against the US Dollar, price pressures and additional materials and contractor costs. The Alumar refinery expansion is expected to reach mechanical completion by mid 2009.

The Alumar refinery is expected, on the completion of the expansion, to be a very competitive world scale alumina refinery.

Juruti Bauxite Mine

The cost of the Juruti bauxite mine development is expected to increase from USD 1.2 billion estimated in January 2008. It is now estimated to be approximately USD 2 billion with first shipment of bauxite expected in Q3 2009.

The increase is primarily a result of a delay in the construction schedule due to unseasonal wet weather and low contractor productivity, the appreciation of the Brazilian Real and increased infrastructure costs. Major projects in Brazil are experiencing substantial increases in construction and labour costs.

Juruti is a long life, high quality bauxite deposit, and the mine will initially supply 2.6 mtpy of bauxite for AWAC’s needs at the Alumar expansion. It will provide a strategic addition to AWAC’s long term bauxite resource base.

Mr John Bevan, Alumina Limited CEO, said: “ We are very disappointed with the increases in estimated cost of these projects to a total AWAC share of up to USD 3.7 billion. However these projects represent investment in long life strategic assets which are important for the long term growth of AWAC.”

The Company has committed undrawn debt facilities of approximately USD 400 million and will review during the second half of 2008 the most appropriate form for funding its share of this increased capital expenditure. When evaluating funding options, the Company intends to ensure it retains a conservative financial structure.

Alumina Limited will announce its financial results for the 6 months to 30 June 2008 on 31 July 2008. Alumina Limited expects underlying earnings for the half year to 30 June 2008 to be consistent pro-rata with a full year underlying earnings result based on previous guidance.

The Company’s Underlying Earnings are calculated as net profit after tax before the impact of certain non-cash accounting entries not related to the year’s operating performance. These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives, which reflect future aluminium prices based on the forward market at the end of the period, and certain employee benefit obligations.

For media enquiries, please contact Ken Dean on (03) 8699 2603 or 0400 131 937.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007.

/s/ Stephen Foster
Stephen Foster
Company Secretary

21 July 2008

Alumina Limited
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel	+61 (0)3 8699 2600
Fax	+61 (0)3 8699 2699
Email info@aluminalimited.com